January 12, 2009

VIA EDGAR

Mr. H. Christopher Owings
Assistant Director

Scott M. Anderegg

Securities and Exchange Commission
Division of Corporation Finance

Washington, D.C. 20549

Re:

IdeaEdge, Inc.
Amended Preliminary Proxy Statement on Schedule 14A
Filed November 13, 2008
File No. 0-27145

Dear Mr. Owings and Mr. Anderegg:

We have filed through EDGAR, the above-referenced proxy statement (the “Proxy Statement”).  This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated January 6, 2009 (the “Comment Letter”) with respect to the Proxy Statement.

We have reproduced below in bold font each of the Staff's comments set forth in the Comment Letter.  Immediately following each such comment is the Company's response in regular font.  The Company's responses in this letter correspond to the numbers placed adjacent to the Staff's comments in the Comment Letter.  The Company's responses indicate whether Amendment No. 1 reflects a response to the Staff's comments or the reasons why the Company believes a response is either inapplicable or inappropriate.  Page numbers set forth in the Company’s responses refer to page numbers of Amendment No. 1.

Compensation Discussion and Analysis, page 17

1.

We note your response to comment two from our letter dated December 11, 2008. Please revise to discuss the "informal goals and objectives" that you utilize to assess compensation, either as a whole or with respect to a particular element of compensation. In this regard, please disclose whether there is a particular level of performance that would constitute meeting your informal goals and objectives that you would expect the company to achieve before a particular element of compensation would be paid. See Item 402 (b)(2)(v) of Regulation S-K.

RESPONSE: We have made the changes to our Compensation Discussion and Analysis noted by the Staff in their comment.

Our Rationale for Selecting a Particular Event to Trigger Payment under a Change of Control Agreement, page 19

2.

We note your response to comment three from our letter dated December 11, 2008. We note your disclosure that Mr. Shultz would be eligible to receive compensation upon a change in control "(as defined in the agreement)." Please revise to describe and explain the specific circumstances that would trigger payment rather than referring to the agreement. See Item 402(j)(1) of Regulation S-K.

RESPONSE: We have made the revision noted by the Staff to describe and explain what would trigger the payment by quoting the relevant sections from the agreement with Mr. Shultz in the Proxy Statement.

*  *  *  *  *

The Company would very much appreciate the Staff’s prompt review of this response.  The Company appreciates your review process with the purpose of assisting us in our compliance with the applicable disclosure requirements and the enhancement of our overall disclosure in our filings. The Company also acknowledges that:

·

The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

·

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·

The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any follow-up questions, please call me at (858) 677-0080.

Sincerely,

/s/ Jonathan Shultz

Jonathan Shultz